Exhibit EX.99.m

INDEXIQ ETF TRUST
DISTRIBUTION AND SERVICE PLAN

     1. The Trust. IndexIQ ETF Trust (the “Trust”) is an open-end management investment company registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”), and organized as a series trust (each such series is referred to herein as a “Fund”).

     2. The Plan. The Trust desires to adopt a plan of distribution pursuant to Rule 12b-1 under the 1940 Act with respect to the shares of beneficial interest (“Shares”) of certain of the Funds which are identified in Exhibit A hereof, and the Board of Trustees of the Trust (the “Board”) has determined that there is a reasonable likelihood that adoption of this Distribution and Service Plan (this “Plan”) will benefit each such Fund (each, a “Designated Fund”) and its holders of Shares. Accordingly, each Designated Fund hereby adopts this Plan in accordance with Rule 12b-1 under the 1940 Act on the following terms and conditions (capitalized terms not otherwise defined herein have the meanings assigned thereto in the Designated Fund’s prospectus or statement of additional information files as part of the Trust’s registration statement on Form N-1A under the 1940 Act and under the Securities Act of 1933, as amended, as such prospectus or statement of additional information is amended or modified by any amendments or supplements thereto at the time in effect).

     3. The Distributor. The Trust has entered into a written Distribution Agreement with ALPS Distributors, Inc. (the “Distributor”), pursuant to which the Distributor will act as the exclusive distributor with respect to the creation and distribution of “creation unit” size aggregations of Shares as described in the Designated Fund’s prospectus and statement of additional information (“Creation Units”).

     4. Payments.

          (a) The Trust may pay a monthly fee not to exceed 0.10% per annum of the Designated Fund’s average daily net assets to reimburse the Distributor for actual amounts expended to finance any activity primarily intended to result in the sale of Creation Units of the Designated Fund or for providing or arranging for others to provide shareholder services and for the maintenance of shareholder accounts. Such activities may include with respect to each Designated Fund, but are not limited to, (i) delivering copies of the Designated Fund’s then-current prospectus to prospective purchasers of Creation Units of the Designated Fund; (ii) marketing and promotional services, including advertising; (iii) paying the costs of and compensating others, including Authorized Participants (as defined in the Trust’s registration statement on Form N-1A, as amended from time to time), for performing shareholder servicing on behalf of the Designated Fund; (iv) compensating certain Authorized Participants for providing assistance in distributing the Creation Units of the Designated Fund, including the salaries and/or commissions of sales personnel in connection with the distribution of the Creation Units of the Designated Fund; (v) facilitating communications with beneficial owners of shares of the Designated Fund; and (vi) such other services and obligations as are set forth in the Distribution Agreement. Such payments shall be made within fifteen (15) calendar days of the end of each calendar month. The determination of daily net assets shall be made at the close of business each business day throughout the month and computed in the manner specified in the then-current prospectus for the determination of the net asset value of Creation Units.

          (b) Distribution expenses incurred in any one year in excess of 0.10% of the Designated Fund’s average daily net assets may be reimbursed in subsequent years subject to the annual 0.10% limit and subject further to the approval of the Board, including a majority of the Trustees who are not “interested persons” of the Trust (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of this Plan or in any agreement related to this Plan (the “Independent Trustees”).

          (c) The Distributor may use all or any portion of the amount received pursuant to this Plan to compensate securities dealers or other persons that are Authorized Participants for providing distribution assistance, including broker-dealer and shareholder support and educational and promotional services, pursuant to agreements with the Distributor, or to pay any of the expenses associated with other activities authorized under paragraph 4(a) hereof.

     5. Effective Date. This Plan shall become effective upon approval by a vote of both a majority of the Board and a majority of the Independent Trustees, cast in person at a meeting called for the purpose of, among other things, voting on this Plan.

     6. Term. This Plan shall, unless terminated as hereinafter provided, remain in effect with respect to the Designated Fund for one year from its effective date and shall continue thereafter, provided that its continuance is specifically approved at least annually by a vote of both a majority of the Trustees and a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on this Plan.

     7. Amendment. This Plan may be amended at any time by the Board, provided that (a) any amendment to increase materially the amount to be spent for the services provided for in paragraph 4 hereof shall be effective only upon approval by a vote of a majority of the outstanding voting securities (as such term is defined in the 1940 Act) of the Designated Fund, and (b) any material amendment of this Plan shall be effective only upon approval by a vote of both a majority of the Board and a majority of the Independent Trustees, cast in person at a meeting called for the purpose of, among other things, voting on such amendment.

     8. Termination. This Plan may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding voting securities (as such term is defined in the 1940 Act) of the Designated Fund. In the event of termination or non-continuance of this Plan, the Trust may reimburse any expense which it incurred prior to such termination or non-continuance, provided that such reimbursement is specifically approved by both a majority of the Board and a majority of the Independent Trustees.

     9. Assignment. This Plan will not be terminated by an assignment, however, an assignment will terminate any agreement under this Plan involving any such assignment.

     10. Reports. While this Plan is in effect, the Distributor shall provide to the Trustees, and the Trustees shall review, at least quarterly, a written report of the amounts expended pursuant to this Plan and the purposes for which such expenditures were made.

     11. Records. The Trust shall preserve copies of this Plan, each agreement related hereto and each report referred to in paragraph 10 hereof for a period of at least six years from the date of this Plan, agreement and report, the first two years in an easily accessible place.

     12. Independent Trustees. While this Plan is in effect, the selection and nomination of the Independent Trustees shall be committed to the discretion of the Trustees who are not “interested persons” of the Trust (as defined in the 1940 Act).

     13. Severability. If any provision of this Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Plan shall not be affected thereby.

Plan adopted: August 27, 2008